January 17, 2023 Via EDGAR Robert Shapiro Staff Attorney Division of Corporation Finance AD 11 - Office of Telecommunications United States Securities and Exchange Commission 100 F. Street, NE Washington, D.C. 20549 Re: Regis Corporation Form 10-K for the Year Ended June 30, 2022 Filed August 23, 2022 Earnings Release on Form 8-K Furnihed shed November 1, 2022 File No. 001-12725 Dear Mr. Shapiro, We are submitting this letter in response to the comments from the Staff of the Securities and Exchange Commission (the "Commission") received by electronic mail dated January 4, 2023 relating to our previous correspondence dated December 14, 2022. The comments received from the Commission have been reproduced here in italics and the response from Regis Corporation (the "Company") can be found below each comment. Comment received from the Commission: Earnings Release on Form 8-K Furnished on November 1, 2022 Exhibit 99.1 Reconciliation Of Reported Franchise EBITDA As A Percent Of U.S. GAAP Revenue To EBITDA As A Percent Of Adjusted Revenue Comment received from the Commission: 1. Refer to your response to comment 5 regarding the non-margin revenue adjustments in presenting adjusted EBITDA as a percent of adjusted revenue. Please consider adding disclosure consistent with your response that you remove non-margin revenue in order to show a meaningful margin rate given the majority of your revenue is offset by an equal amount of expense such that there is no contribution to your margin. Company Response: We respectfully acknowledge the Staff’s comment, and the Company will add disclosure consistent with our previous response regarding our removal of non-margin revenue in order to show a meaningful margin rate going forward. Comment received from the Commission: 2. Refer to your responses to comments 3 and 4. You state "adjusted EBITDA" is to be the sole segment measure going forward. However, we note your reference to "adjusted Franchise EBITDA" in these responses, and we also note reference to "Franchise adjusted EBITDA" in the earnings release. If these measures represent the same amount, please use one label for consistency. If they represent different measures, explain to us how these measures differ and what each represents.

Company Response: We respectfully acknowledge the Staff’s comment related to “adjusted EBITDA and “adjusted Franchise EBITDA” above. Going forward we plan to use “adjusted EBITDA” when referencing consolidated results and “Franchise adjusted EBITDA” when discussing the Franchise segment results. We plan to use the term “Company-owned adjusted EBITDA” when discussing Company-owned segment results. Both of the segment measures (and the total, showing the consolidated measure) will be included in our segment disclosure in accordance with Accounting Standards Codification (“ASC”) No. 280, Segment Reporting. We have used “Franchise adjusted EBITDA” and “adjusted Franchise EBITDA” interchangeably in the past but will endeavor to only use “Franchise adjusted EBITDA” going forward for consistency. Comment received from the Commission: 3. In your response to comment 3 you state you will no longer present "Franchise EBITDA." In comment 5 you refer to the use of "Franchise EBITDA" in the reconciliation as if you still intend to present it. Please clarify for us whether or not "Franchise EBITDA" is to be presented. Company Response: We respectfully acknowledge the Staff’s comments related our use of “Franchise EBITDA” as a measure or performance and confirm that we no longer plan to use that term or measure going forward. ****** We hope that this letter responds adequately to the Staff’s comments. If you have any further comments or concerns, please do not hesitate to contact me at (612) 416-3663. Sincerely, /s/ Kersten D. Zupfer Kersten D. Zupfer Executive Vice President and Chief Financial Officer